FREQUENTLY ASKED QUESTIONS Explanatory note: This document was made available to Mercantile associates on August 15, 2013.

Filed by Mercantile Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercantile Bank Corporation

Commission File No.: 000-26719

Date: August 15, 2013

What is happening?

Firstbank Corporation and Mercantile Bank Corporation are conducting a merger-of-equals (MOE) to create a new organization that will be the third-largest Michigan-based bank overall and the leading Michigan-based bank in the central and western part of the state.

What is a Merger of Equals? (MOE)

A MOE happens when two companies having similar contributions in size, earnings and equity combine to form one larger and stronger company.

What is the name of the combined company?

Mercantile Bank Corporation, which will be headquartered in Grand Rapids.

Why is this merger happening?

The combined company will be a very strong regional Michigan-based bank.

	Combined	MBWM	FBMI
Total Assets	$2.8 B	$1.3 B	$1.5 B
Total Deposits	$2.3 B	$1.1 B	$1.2 B
Branches	53	7	46

What is the same about Firstbank and Mercantile? What is different?

Both banks are comparably sized and share a strong culture of customer service and strong client relationships. Both banks use the same ITI/Fiserv information system, which will make integration easier for both customers and staff. Both banks have strong and stable management teams who are fully committed to the combined business.

Mercantile has a very strong position in Grand Rapids and in the area of commercial lending. Mercantile’s technology is second to none. These represent opportunities for Firstbank.

Firstbank has a strong branch system with regional presidents and boards to guide retail bank offerings and develop commercial opportunities. Mercantile will be able to leverage Firstbank’s strengths in consumer and residential mortgage lending going forward.

What are the goals of the merger?

•	To create the leading Michigan-based banking organization servicing Central and Western Michigan and capture the benefits of increased size and scale.

•	To be the bank of choice in our service region.

•	To adopt the strengths of both banks and make a new entity that is stronger than either was independently.

What are the benefits to our customers?

The combined company will deliver a broader range of products and services over a large portion of Central and Western Michigan. Each company currently delivers excellent service with an emphasis on strong customer relationships – that vision will remain!

What are the benefits to our employees?

The combined company will be even stronger financially and be a recognized leader in the Michigan banking industry. Our customers will benefit from this scale and from the combined skills and strengths of each company. Our employees will benefit from additional career growth opportunities across a larger geographic region.

FREQUENTLY ASKED QUESTIONS

What are the benefits to our shareholders?

The combined company will produce benefits that are expected to improve profitability and increase earnings per share. The new company will have more visibility, scale and opportunities for asset growth. The new company will have a broader range of product offerings and support services and be more competitive for new business.

When will this merger be completed?

Shareholders of both corporations will be asked to approve the merger this fall. Regulatory approval will be sought concurrently. Target date for completion is December 31, 2013.

Who will manage the combined company?

The new Mercantile Bank Corporation Board of Directors will have equal representation from the current Firstbank and Mercantile Boards. Tom Sullivan will be the Chairman of the Board and Mike Price will be the company’s President and CEO.

How will I know about the progress of the merger and how will it affect me?

Merger integration teams led by Sam Stone and Bob Kaminski are being formed and will be instrumental in bringing the companies together. This committee will periodically update all employees on the status of any changes.

What will happen with the Operations functions?

The merger integration teams will determine what will be the most effective means for operating the company’s technology and operational functions, and where those services will be located. At present we are planning to have dual operations areas, taking advantage of the strengths of both organizations. We will keep everyone informed as soon as possible when decisions are made on these types of issues.

How will the merger integration teams work?

They will be headed by Sam Stone and Bob Kaminski and include key managers from functional areas of both companies. Committees and task groups will be used where appropriate. Representatives from both companies will learn from each other and identify the best practices to most effectively serve the needs and preferences of customers of both companies. The goal will be to emerge from the integration process with efficient and effective support processes and a strong, cohesive, unified management team sharing the same vision.

Will new positions be available? How do I indicate my interest?

Yes, there will be new positions created by the integration of these two companies. We will handle the appointment of these new positions internally as we have in the past. Also, the merger integration teams will play an important role in managing the consolidation of the companies to assure that we provide the highest level of service and responsiveness to both our internal staff members, customers and communities.

What will happen to benefits?

We expect benefits to be largely unchanged because benefit packages between the two banks are quite similar today. We will provide further information in this regard in the near future.

What if I have additional questions?

Contact your supervisor, the Human Resources Department or Senior Management.

FREQUENTLY ASKED QUESTIONS

Important Information for Investors

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and issuance of Mercantile common stock in connection with the proposed merger will be submitted to Mercantile’s shareholders for their consideration, and the proposed merger will be submitted to Firstbank’s shareholders for their consideration. Mercantile will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Mercantile and Firstbank to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Mercantile. Mercantile and Firstbank may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF MERCANTILE AND FIRSTBANK ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Mercantile and Firstbank, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mercantile will be available free of charge on Mercantile’s website at www.mercbank.com under the tab “Investor Relations.” or by contacting Charles Christmas, Chief Financial Officer, at 616-726-1202. Copies of documents filed with the SEC by Firstbank will be available free of charge on Firstbank’s website at www.firstbankmi.com under the tab “Investor Relations.” or by contacting Samuel Stone, Executive Vice President and Chief Financial Officer at (989) 466-7325.

Participants in the Transaction

Mercantile, Firstbank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mercantile and Firstbank in connection with the proposed transaction. Information about the directors and executive officers of Mercantile is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of Firstbank is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause Mercantile, Firstbank, or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither Mercantile nor Firstbank assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Mercantile and Firstbank, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) Mercantile and Firstbank’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “opportunity,” “potential,” “future,” “will,” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Mercantile’s and Firstbank’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may

FREQUENTLY ASKED QUESTIONS

differ materially from those indicated or implied in the forward-looking statements. Although Mercantile and Firstbank have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of shareholders and government approvals, or if any conditions to closing are not satisfied. There is no assurance that the due diligence process would identify all risks associated with the transaction. Additional information concerning risks is contained in Mercantile’s and Firstbank’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings.